As filed with the Securities and Exchange Commission on April 30, 2004

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Vion Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-3671221
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
4 Science Park New Haven, Connecticut	06511
(Address of Principal Executive Offices)	(Zip Code)

Vion Pharmaceuticals, Inc. 2003 Stock Option Plan
Senior Executive Stock Option Plan

(Full Title of the Plans)

Howard B. Johnson
President and Chief Financial Officer
4 Science Park
New Haven, Connecticut 06511
(203) 498-4210

Copies to:

Paul Jacobs, Esq.
Lawrence A. Spector, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock $0.01 par value per share, with common stock purchase rights (2)	2,980,000	see chart below	$15,054,000	$1,907.35

(1)	This registration statement shall also cover any additional indeterminable number of shares as may be required pursuant to Vion Pharmaceuticals, Inc. 2003 Stock Option Plan and the Senior Executive Stock Option Plan, in the event of a stock dividend, stock split, recapitalization or other similar change in the Common Stock.
(2)	The common stock purchase rights are attached to and trade with common stock of the registrant. Value attributable to such rights, if any, is reflected in the market price of the common stock.

The following chart illustrates the calculation of the registration fee:

	Number of Shares	Offering Price Per Share		Maximum Aggregate Offering Price
2003 Stock Option Plan	2,000,000	$4.755	(3)	$9,510,000	(3)
Senior Executive Stock	760,000	$5.775	(4)	$4,389,000	(4)
Option Plan	220,000	$5.25	(4)	$1,155,000	(4)
TOTAL:	2,980,000	—		$15,054,000
REGISTRATION FEE:	—	—		$1,907.35

(3)	Pursuant to Rule 457(h), the aggregate offering price and the fee have been computed on the basis of $4.755 per share (the average of the high and the low prices of the registrant's common stock as reported on the Nasdaq SmallCap MarketSM on April 26, 2004).
(4)	Pursuant to Rule 457(h), the aggregate offering price and the fee have been computed on the basis of the price at which the options may be exercised. The offering price per share set forth for such shares is the exercise price per share at which such options are exercisable.

Explanatory Note

This registration statement registers 2,000,000 shares of common stock, par value $.01 per share, of Vion Pharmaceuticals, Inc. (along with attached common stock purchase rights) that may be issued and sold upon the exercise of options which have been or may be granted under our 2003 Stock Option Plan and 980,000 shares of common stock (along with attached common stock purchase rights) that have been issued and sold upon the exercise of options granted under our Senior Executive Stock Option Plan to Alan Kessman, our Chief Executive Officer.

Under cover of this Form S-8 is our reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. Our reoffer prospectus has been prepared pursuant to Instruction C of Form S-8 and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate of 980,000 shares of common stock (along with attached common stock purchase rights) which have been issued to Alan Kessman, our Chief Executive Officer, upon the exercise of options granted to him under our Senior Executive Stock Option Plan, and up to an aggregate of 1,856,300 shares of common stock (along with attached common stock purchase rights) which may be issued upon the exercise of options that have been or may be granted to our officers, directors and affiliates under our 2003 Stock Option Plan. Any of these shares of common stock may be deemed "control securities" or "restricted securities."

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in this Part I will be sent or given to directors, officers, employees and consultants as specified by Rule 428(b)(1) of the Securities Act. Such documents need not be filed with the Securities and Exchange Commission ("Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

The following reoffer prospectus filed as part of this Registration Statement has been prepared in accordance with General Instruction C of Form S-8 and, pursuant thereto, may be used for reofferings and resales of the shares of common stock registered hereby. The reoffer prospectus is for use in reoffering and reselling shares of common stock that may be deemed to be "control securities" or "restricted securities" under the Securities. Act.

REOFFER PROSPECTUS

Vion Pharmaceuticals, Inc.
2,836,300 Shares of
Common Stock, par value $.01 per share

This prospectus may be used by certain stockholders (the "Selling Stockholders") to sell a maximum of 2,836,300 shares (the "Shares") of our common stock, par value $.01 per share, which we have previously issued or may issue in the future under awards of options and restricted common stock which have been or may be granted under our 2003 Stock Option Plan and Senior Executive Stock Option Plan. The Selling Stockholders are our officers and directors who have received or are eligible to receive awards of options under those plans and are listed in the section of this prospectus entitled "Selling Stockholders." The Selling Stockholders may offer these Shares for resale from time to time. We will not receive any proceeds from the sale of the Shares being offered by the Selling Stockholders. We will pay all of the expenses associated with this prospectus. The Selling Stockholders will pay the other costs, if any, associated with the sale of the Shares.

The Selling Shareholders may sell the Shares covered by this prospectus through various means, including directly or indirectly to purchasers, in one or more transactions on any stock exchange or stock market on which the Shares are traded at the time of sale, in privately negotiated transactions, or through a combination of these methods. These sales may be at fixed prices, which may change, at market prices available at the time of sale, at prices based on the market price at the time of sale, or at negotiated prices. If the Shares are sold through underwriters, broker-dealers, or agents, these parties may be compensated for their services in the form of discounts or commissions, which is deemed to be "underwriting compensation." Such underwriting compensation shall be the sole responsibility of the Selling Stockholders. If required, the Selling Stockholders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement. For additional information on the Selling Stockholders' possible methods of sale, you should refer to the section in this prospectus entitled "Plan of Distribution."

The Shares are "control securities" or "restricted securities" under the Securities Act of 1933, as amended, before their sale under this reoffer prospectus. We have prepared this prospectus for the sole purpose of registering the Shares under the Securities Act in order to allow the Selling Stockholders to offer and sell the Shares to the public, subject to any contractual limitations on the Selling Stockholders.

Our common stock is currently traded on the Nasdaq SmallCap MarketSM under the symbol "VION." The last reported sale price of our common stock on the Nasdaq SmallCap Market on April 29, 2004 was $5.30.

Investing in our common stock involves a high degree of risk. See "Risk Factors"' beginning page 5.

Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 30, 2004

i

SUMMARY

You should read the entire prospectus, including the section entitled "Risk Factors," carefully before making an investment decision.

Business of Vion

We are a development stage company engaged in the development of therapeutics and technologies for the treatment of cancer. For the years ended December 31, 2003, 2002 and 2001, we spent $9.7 million, $10.5 million and $12.5 million, respectively, on research, development and clinical activities.

Our portfolio of potential products consists of two distinct small molecule anticancer agents in clinical development and additional small molecules and a drug delivery system in preclinical development. 'Preclinical development' or 'preclinical studies' indicate that the product candidates selected for development are being evaluated for potency, specificity, manufacturability and pharmacologic activity in vitro, or cell culture, and in vivo, or animal, models. 'Clinical development' involves a three-phase process. 'Phase I' indicates safety and proof-of-concept testing and determination of the maximum tolerated dose in a limited patient population. 'Phase II' indicates safety, dosing and activity testing in a limited patient population. 'Phase III' indicates safety, dosing and efficacy testing in a large patient population.

Potential Products in Clinical Development

•	Triapine® inhibits the enzyme ribonucleotide reductase, and therefore prevents the replication of tumor cells by blocking a critical step in DNA synthesis. We are evaluating Triapine in Phase I and Phase II combination trials. Triapine is also being evaluated in additional Phase I and Phase II single agent and combination clinical trials sponsored by the National Cancer Institute (NCI).

•	CLORETAZINETM (VNP40101M) is a sulfonyl hydrazine alkylating (DNA-damaging) agent. We are evaluating CLORETAZINETM (VNP40101M) in Phase I single agent and combination trials. In March 2004, we announced that CLORETAZINETM (VNP40101M) was designated as a fast track program by the U.S. Food and Drug Administration (FDA) in relapsed or refractory acute myeloid leukemia. In March 2004, we initiated a Phase II trial of CLORETAZINETM (VNP40101M) as a single agent in acute myeloid leukemia and myelodysplastic syndromes. We also plan to commence a Phase II trial of CLORETAZINETM (VNP40101M) in combination with cytosine arabinoside (Ara-C) in acute myeloid leukemia in 2004. Initiation of a Phase II trial of CLORETAZINETM (VNP40101M) in human glioma (brain cancer) is planned for 2004 under an investigator's Investigational New Drug Application (IND).

Potential Products in Preclinical Development

•	Heterocyclic hydrazones are anticancer compounds that have demonstrated potent anti-tumor effects in preclinical studies. The mechanisms of action for these compounds are unidentified at this time but appear to be unlike any commercially available anticancer agents that we know of. In December 2003, we entered into an exclusive research collaboration and option agreement related to these compounds and we are now evaluating heterocyclic hydrazones in preclinical studies.

•	KS119, an additional cytotoxic (cell damaging) compound from the sulfonyl hydrazine class, has been demonstrated in preclinical studies to be highly selective for hypoxic (poorly oxygenated) cells which are found in tumors and are often hard to treat with conventional anticancer agents. We are evaluating KS119 in preclinical studies.

•	TAPET® (Tumor Amplified Protein Expression Therapy), our drug delivery system using modified Salmonella bacteria, is designed to deliver anticancer agents directly to solid tumors. Our first-generation TAPET bacteria, VNP20009, was previously evaluated in Phase I trials. Based on the clinical evidence provided by VNP20009, we developed two second-generation

TAPET vectors designed for improved colonization of human tumors. Both of these vectors have been evaluated in veterinary clinical trials in dogs with spontaneous tumors. We continue to evaluate one of these vectors in additional veterinary clinical studies in dogs.

Our product development programs are based on technologies that we license from Yale University and other cancer research centers. Our product development strategy consists of two main approaches. First, we engage in product development with respect to anticancer therapeutics and technologies through in-house preclinical and clinical development and through collaboration with academic institutions. Second, depending on financial and pharmaceutical market conditions and required resources, we determine the best method and/or partnership to develop, and eventually market, our products.

At the present time, under our current operating plan, after giving effect to the receipt of approximately $32.9 million of net proceeds from a private placement of our common stock and warrants in February 2004 and receipt of $5.8 million from exercises in 2004 of warrants issued in connection with 2003 private placements, we believe that we have sufficient cash to fund our operations into 2006. Our plan of operations for the next 12 months includes the following elements:

•	Conduct Phase I clinical studies of an intravenous formulation of Triapine in combination with standard chemotherapy treatments;

•	Conduct Phase I clinical studies of an oral formulation of Triapine;

•	Conduct Phase II clinical studies of an intravenous formulation of Triapine in combination with standard chemotherapy treatments;

•	Provide product for Phase I and Phase II clinical studies to be sponsored by the NCI of an intravenous formulation of Triapine as a single agent and in combination with standard chemotherapy treatments;

•	Conduct Phase I clinical studies of CLORETAZINETM (VNP40101M) as a single agent and in combination with standard chemotherapy treatments;

•	Conduct Phase II clinical studies of CLORETAZINETM (VNP40101M) as a single agent and in combination with standard chemotherapy treatments;

•	Provide product for a Phase II study of CLORETAZINETM (VNP40101M) to be conducted under an investigator's IND;

•	Conduct additional clinical trials of Triapine and/or CLORETAZINETM (VNP40101M), depending on the results of the clinical trials already underway;

•	Continue to evaluate one second-generation TAPET vector in veterinary clinical trials;

•	Continue to conduct internal product development studies with respect to our clinical products and other product candidates that we may identify, including heterocyclic hydrazones and KS119;

•	Continue to support research and development being performed at Yale University and by other collaborators; and

•	Continue to seek collaborative partnerships, joint ventures, co-promotional agreements or other arrangements with third parties.

Our operating plans and capital requirements for the next twelve months may vary materially from the foregoing because of the results of research and development, clinical studies, product testing, relationships with strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the regulatory process in the United States and abroad and other factors.

We were incorporated in March 1992 as a Delaware corporation named MelaRx Pharmaceuticals, Inc. In April 1995 we changed our name to OncoRx, Inc. in connection with a merger, and in April 1996 we changed our name to Vion Pharmaceuticals, Inc. Our executive offices are located at 4 Science Park, New Haven, Connecticut 06511, and our telephone number is (203) 498-4210. Our website address is www.vionpharm.com. The information on our website is not part of this prospectus.

RECENT DEVELOPMENTS

Private Placement

On February 11, 2004, we completed a private placement of 13,553,845 shares of our common stock together with warrants for the purchase of an additional 3,388,463 shares of our common stock, for an aggregate consideration of $35,239,997, or $2.60 for a unit consisting of a share of our common stock and a warrant to purchase one-quarter of a share of common stock. In addition, we issued to the placement agent, Rodman & Renshaw, Inc., a warrant to purchase 300,000 shares of our common stock.

In connection with the private placement, we agreed that until the earlier of June 10, 2004 or 15 calendar days after the effective date of the registration statement on Form S-3 that we filed on March 29, 2004 with respect to the resale of the shares of common stock sold and the shares of common stock issuable upon the exercise of the warrants issued in the private placement, we shall not effect a sale of our common stock or securities convertible into common stock. We further agreed not to file any registration statement with respect to any sale of common stock or convertible securities prior to 15 calendar days after the effective date of such registration statement. The Shares covered by this prospectus are exempt from the restrictions set forth above.

    Warrants

The warrants issued as part of the private placement, including the warrants issued to Rodman & Renshaw, Inc., have an exercise price of $3.25 per share of common stock, subject to anti-dilution adjustments in connection with dividends on shares of our common stock, and subdivisions, combinations and reclassifications of our common stock. The warrants may also be exercised on a "cashless" basis if, but only if, at any time after February 11, 2005 there is no effective registration statement registering the resale of the warrant shares by the holder. The warrants expire on February 11, 2009.

If we complete a reorganization, reclassification, merger, consolidation or disposition of assets, then the holders of the warrants shall have the right thereafter to receive upon exercise of the warrants, the number of shares of common stock of the successor or acquiring corporation or of our company if it is the surviving corporation, and other property receivable upon or as a result of the transaction by a holder of the number of shares of common stock for which the warrants are exercisable immediately prior to the transaction.

The warrants are not exercisable by any selling stockholder to the extent that such exercise would make the selling stockholder the beneficial holder of more than 4.999% of our total outstanding common stock.

After a period of 12 months following the effective date of the registration statement on Form S-3 covering the resale of the shares issuable upon exercise of the warrants, if the volume weighted average price of the common stock is at or above $4.875 per share for 20 consecutive trading days, then the warrants shall become callable by the Company upon written notice within 10 trading days of such period.

We are subject to potential daily monetary penalties for failure to timely deliver stock certificates representing shares of common stock upon the exercise of the warrants. If we fail to deliver a stock certificate within five trading days after the exercise of warrants, and if, due to that failure, a selling stockholder has to buy shares in the market, we must pay the selling stockholder the amount of the difference between the price at which the selling stockholder had to buy shares in the market and the price at which he gave the order to sell shares, and we must either reinstate the warrant or deliver shares of common stock at the election of the selling stockholder.

    Registration Rights

We entered into a registration rights agreement with the purchasers of our securities in the private placement. In accordance with the registration rights agreement, we filed a registration statement on Form S-3 on March 29, 2004, covering the resale of all of the shares of our common stock sold by us in the private placement and all shares of our common stock issuable upon the exercise of the warrants issued to the purchasers as part of the private placement. We must cause the registration statement to become effective as soon as practicable, but in no event later than May 21, 2004, or June 20, 2004 if the registration statement is reviewed by the SEC. If such registration statement is not declared effective by the SEC on or before the May 21, 2004, or June 20, 2004, if applicable, registration deadline, or if after such registration statement has been declared effective by the SEC, sales of the shares of common stock covered by the registration statement cannot be made pursuant to the registration statement for any reason, then at the time of the event, we are required to make payments to the purchasers in the amount of 2.0% of the aggregate purchase price paid in the private placement by the purchasers for the shares of our common stock held by them. Additional payments of 2.0% of the aggregate purchase price paid by the purchasers for the shares of our common stock held by them are payable on each monthly anniversary thereafter until we have complied with our obligations under the registration rights agreement.

RISK FACTORS

In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business before purchasing the shares of common stock offered hereby. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

We will need to raise substantial additional capital to fund operations and complete our product development. As of December 31, 2003, we had $15.7 million in cash, cash equivalents and short-term investments (not including the net proceeds of $32.9 million from our recent private placement of common stock and warrants and additional proceeds of $5.8 million from recent exercises of certain warrants) to fund our operations and continue our product development. We will not have an approved and marketable product for the foreseeable future. Accordingly, we will need to raise substantial additional capital to have sufficient capital to fund our operations in 2006 and beyond.

We may not get funding when we need it or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities, clinical studies or future operations. We might have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.

The amount of capital we may need depends on many factors, including:

•	the progress, timing and scope of our product development programs;

•	the progress, timing and scope of our preclinical studies and clinical trials;

•	the time and cost necessary to obtain regulatory approvals;

•	the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

•	the time and cost necessary to develop sales, marketing and distribution capabilities;

•	our ability to enter into and maintain collaborative, licensing and other commercial relationships; and

•	our partners' commitment of time and resource to the development of our products.

We have limited access to the capital markets and, if we can raise additional funding, stockholders may experience extreme dilution.

We have limited access to the capital markets to raise capital. The capital markets have been unpredictable in the past, especially for drug development companies and unprofitable companies such as ours. In addition, it is difficult to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control, such as the share price of our stock and its trading volume. As a result, we may not be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, including our technology licenses, relationships with key suppliers, results of operations, financial condition and our continued viability will be materially adversely affected.

To the extent we encounter additional opportunities to raise cash, we would likely sell additional equity or debt securities. Due to our current stock price and market conditions, and the amount of capital we need, any such debt or equity securities are likely to be sold at relatively low prices, including prices which are below the market prices of our stock, and may have substantial rights to control the Company. In our private placement in June 2003, shares of common stock were sold at $1.30 per share which was approximately 64% of market price at the time. Stockholders are likely to experience extreme dilution as well as subordination of their rights. We do not have any contractual restrictions on our ability to incur debt. Any indebtedness could contain covenants that restrict our operations.

In connection with our most recent private placement of common stock and warrants in February 2004, we agreed that until the earlier of June 10, 2004 or 15 calendar days after the effective date of the registration statement we filed on March 29, 2004 with respect to the resale of the shares of common stock sold and the shares of common stock issuable upon the exercise of the warrants issued in the private placement, we shall not effect a sale of our common stock or securities convertible into common stock. We further agreed not to file any registration statement with respect to any such sale of common stock or convertible securities prior to 15 calendar days after the effective date of such registration statement. This delay in our ability to sell securities and effectuate a financing could have a material adverse effect on our ability to fund our company.

We may expand our business through new acquisitions that could disrupt our business, harm our financial condition and may also dilute current stockholders' ownership interests in our company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to do so. Acquisitions involve numerous risks, including:

•	substantial cash expenditures;

•	potentially dilutive issuance of equity securities;

•	incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;

•	difficulties in assimilating the operations of the acquired companies;

•	diverting our management's attention away from other business concerns;

•	risks of entering markets in which we have limited or no direct experience; and

•	the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute current stockholder's ownership interest in our company.

If we continue to incur operating losses, we may be unable to continue our operations.

We have incurred losses since inception. As of December 31, 2003, we had an accumulated deficit of approximately $115.7 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research, development and clinical trials of product candidates. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability are highly uncertain.

If we do not obtain regulatory approval for our products, we will not be able to sell our products and the value of our company and our financial results will be harmed.

We cannot sell or market our drugs without regulatory approval. If we cannot obtain regulatory approval for our products, the value of our company and our financial results will be harmed. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. The current status of our potential products is as follows:

•	Triapine® is being evaluated in Phase I and Phase II clinical trials in combination with standard chemotherapies. The National Cancer Institute is also sponsoring additional Phase I and Phase II trials of Triapine as a single agent and in combination with standard chemotherapies;

•	CLORETAZINETM (VNP40101M) is being evaluated in Phase I trials as a single agent and in combination with a standard chemotherapy and in Phase II trials as a single agent; and

•	Heterocyclic hydrazones, KS119 and a second-generation TAPET® vector are being evaluated in preclinical studies.

If and when we complete the several phases of clinical testing for each drug candidate, we will submit our test results to the FDA. FDA review may generally take up to two years and approval is not assured. Foreign governments also regulate drugs distributed outside the United States. A delay in obtaining regulatory approvals for any of our drug candidates will also have a material adverse effect on our business.

If our drug trials are delayed or achieve unfavorable results, we will not be able to obtain regulatory approvals for our products.

We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct human clinical trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the drug or dose, or abandon the drug development project. In such circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever.

Factors that can cause delay or termination in our clinical trials include:

•	slow patient enrollment;

•	long treatment time required to demonstrate safety and effectiveness;

•	lack of sufficient supplies of the product candidate;

•	adverse medical events or side effects in treated patients;

•	lack of effectiveness of the product candidate being tested; and

•	lack of sufficient funds.

If the testing or use of our potential products harms people, we could be subject to costly and damaging product liability claims.

Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of drug products including, but not limited to, unacceptable side effects. These risks are particularly inherent in human trials of our proposed products. Side effects and other liability risks could give rise to viable product liability claims against us. While we have obtained insurance coverage for patients enrolled in clinical trials, we may not be able to maintain this insurance on acceptable terms, insurance may not provide adequate coverage against potential liabilities and we may need additional insurance coverage for expanded clinical trials and commercial activity. As a result, product liability claims, even if successfully defended, could have a material adverse effect on our business, financial condition and results of operations.

If our potential products cause unacceptable side effects, we will not be able to commercialize our products.

Unacceptable side effects may be discovered during preclinical and clinical testing of one or more of our potential products. If the side effects are determined unacceptable, we will not be able to commercialize our products.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our drug development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our manufacturing processes and potential products may conflict with patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the drug development industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business and compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

If we fail to recruit and retain key personnel, our research and development programs may be delayed.

We are highly dependent upon the efforts of our senior management and scientific personnel, particularly, Alan Kessman, our chief executive officer and director; Howard B. Johnson, our president and chief financial officer; Mario Sznol, M.D., our vice president, clinical affairs and Ivan King, Ph.D., our vice president, research and development. There is intense competition in the drug development industry for qualified scientific and technical personnel. Since our business is very technical and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business, particularly in light of our need to raise substantial additional financing in order to continue our operations in 2006 and beyond. We have no key man insurance policies on any of the officers listed above and we only have an employment agreement with Mr. Kessman. If we lose the services of our management and scientific personnel or fail to recruit other scientific and technical personnel, our research and product development programs will be significantly and detrimentally affected.

We face intense competition in the market for anticancer products, and if we are unable to compete successfully, our business will suffer.

Numerous pharmaceutical and biotechnology companies have publicly announced their intention to develop drugs that target the replication of tumor cells including, in some instances, the development of agents which target ribonucleotide reductase similar to our compound Triapine®, agents which are alkylating agents similar to our compound CLORETAZINETM (VNP40101M) and agents which are drug delivery systems. These companies include, but are not limited to, Bristol-Myers Squibb Company, Pfizer Inc., Chiron Corporation, Amgen Inc., Genentech Inc., ImClone Systems Inc., OSI Pharmaceuticals, Inc., Lorus Therapeutics Inc., AstraZeneca PLC, Schering-Plough Corporation and Eli Lilly and Company. These and other large pharmaceutical companies have substantially greater financial and other resources and development capabilities than we do and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. In addition, our competitors may succeed in obtaining approval for products more rapidly than us and in developing and commercializing products that are safer and more effective than those that we propose to develop. The existence of these products, other products or treatments of which we are not aware or products or treatments that may be developed in the future may adversely affect the marketability of our products by rendering them less competitive or obsolete. In addition to competing with universities and other research institutions in the development of products, technologies and processes, we may compete with other companies in acquiring rights to products or technologies from universities.

If our corporate partners, licensors, licensees, collaborators at research institutions and others do not conduct activities in accordance with our arrangements, our research and development efforts may be delayed.

Our strategy for the research, development and commercialization of our products entails entering into various arrangements with corporate partners, licensors, licensees, collaborators at research institutions and others. We currently depend on the following third parties:

•	The National Cancer Institute and its network of clinical investigators for sponsoring and conducting Phase I and Phase II single agent and combination clinical trials of Triapine;

•	Yale University, or Yale, for collaborative research and for technologies that are licensed by them to us;

•	Beijing Pason Pharmaceuticals, Inc. for the development of Triapine in the People's Republic of China, Hong Kong, Macao and Taiwan;

•	Healthcare facilities in the United States and other countries to perform human clinical trials of our products;

•	Clinical research organizations in the United States and other countries to monitor and collect data related to human clinical trials; and

•	Contract manufacturers to produce limited quantities of our products for use in preclinical and clinical activities.

If the third parties do not conduct activities in accordance with the arrangements we have with them, our research and development efforts may be delayed. We may also rely on other collaborative partners to obtain regulatory approvals and to manufacture and market our products. The amount and timing of resources to be devoted to these activities by these other parties may not be within our control.

If Yale does not conduct research relating to products we would like to pursue, we may never realize any benefits from our funding provided to Yale.

Through December 31, 2003, we have paid approximately $9.9 million to Yale for research funding. We have agreed to pay an additional $250,000 to support the research activities of one of our directors, an affiliate of Yale, through March 31, 2005. We may continue to support certain research projects at Yale. We generally do not have the right to control the research that Yale is conducting with our funding, and our funds may not be used to conduct research relating to products that we would like to pursue. Additionally, if the research being conducted by Yale results in technologies that Yale has not already licensed or agreed to license to us, we may need to negotiate additional license agreements or we may be unable to utilize those technologies.

There may be an adverse effect on the market price of our common stock as a result of shares being available for sale in the future.

Future additional sales of a substantial amount of common stock in the public market or by private placement, or the perception that these sales may occur, could adversely affect the market price of our common stock from time to time. This could also impair our ability to raise additional capital through the sale of our equity securities. We had approximately 55.2 million shares of common stock outstanding as of March 31, 2004, including 13,553,845 shares from our recent private placement of common stock and warrants. Options and warrants to purchase approximately 13.6 million shares of common stock, including warrants to purchase 3,688,463 shares of our common stock from our recent private placement, were exercisable at March 31, 2004 and other options to purchase approximately 0.9 million shares of common stock become exercisable at various times through 2008.

If environmental laws become stricter in the future, we may face large capital expenditures in order to comply with environmental laws.

We cannot accurately predict the outcome or timing of future expenditures that we may be required to expend to comply with comprehensive federal, state and local environmental laws and regulations. We must comply with environmental laws that govern, among other things, all emissions, waste water discharge and solid and hazardous waste disposal, and the remediation of contamination associated with generation, handling and disposal activities. To date, we have not incurred significant costs and are not aware of any significant liabilities associated with our compliance with federal, state and local laws and regulations. However, environmental laws have changed in recent years and we may become subject to stricter environmental standards in the future and may face large capital expenditures to comply with environmental laws. We have limited capital and are uncertain whether we will be able to pay for significantly large capital expenditures. Also, future developments, administrative actions or liabilities relating to environmental matters may have a material adverse effect on our financial condition or results of operations.

All of our operations are performed under strict environmental and health safety controls consistent with the Occupational Safety and Health Administration, the Environmental Protection Agency and the Nuclear Regulatory Commission regulations. We cannot be certain that we will be able to control all health and safety problems. If we cannot control those problems, we may be held liable and may be required to pay the costs of remediation. These liabilities and costs could be material.

Even if we obtain regulatory approval for our products, we currently lack the ability and resources to commercialize the products.

If our products are approved for sale by regulatory authorities, we will need to develop manufacturing and marketing capability or make arrangements with third parties to manufacture, distribute and sell our products. We do not currently have and are not seeking arrangements for manufacturing or marketing products on a commercial basis.

If the price of our common stock declines to below $1.00 per share, our shares could be delisted from the Nasdaq SmallCap MarketSM.

If the price of our common stock declines below $1.00 per share, we may fail to meet Nasdaq's maintenance criteria, which may result in the delisting of our common stock from the Nasdaq SmallCap MarketSM. In such event, trading, if any, in our common stock may then continue to be conducted in the non-Nasdaq over-the-counter market in what are commonly referred to as the electronic bulletin board and the "pink sheets". As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to a Rule promulgated by the Securities and Exchange Commission that, if we fail to meet criteria set forth in such Rule, imposes various practice requirements on broker-dealers who sell securities governed by the Rule to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transactions prior to the sale. Consequently, the Rule may have a materially adverse effect on the ability of broker-dealers to sell our securities, which may materially affect the ability of stockholders to sell our securities in the secondary market.

A delisting from the Nasdaq SmallCap MarketSM will also make us ineligible to use Form S-3 to register shares of our common stock with the Securities and Exchange Commission, thereby making it more difficult and expensive for us to register our common stock and raise additional capital. We would also incur additional costs under state blue-sky laws to sell equity if we are delisted.

Additionally, we may decide to, or certain of our investors may require that, we implement a reverse stock split in order to maintain a higher stock price. The effect of any reverse stock split of the common stock upon the market price of our common stock cannot be predicted, and the history of reverse stock splits for companies in similar circumstances is varied. The trading price of our common stock may not rise in exact proportion to the reduction in the number of shares of our common stock outstanding as a result of the reverse stock split, and there may not be a sustained increase in the trading price of our common stock after giving effect to the reverse stock split. Moreover, the trading price may not remain above the thresholds required by the Nasdaq SmallCap Market and we may not be able to continue to meet the other continued listing requirements of the Nasdaq SmallCap Market.

The resulting decrease in the number of shares of our common stock outstanding could potentially impact the liquidity of our common stock, especially in the case of larger block trades. The reverse stock split would result in some stockholders owning "odd-lots" of less than 100 shares of common stock. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

The reverse stock split could also result in a greater spread between the number of authorized shares and the number of outstanding shares, which may have the effect of discouraging an attempt to change control of the Company, especially in the event of a hostile takeover bid, and to make more difficult the removal of incumbent management.

The rights that have been and may in the future be granted to our stockholders may allow our Board and management to deter a potential acquisition in which the Board and management are to be replaced.

We have in place a stockholder rights plan, or "poison pill", which enables our board of directors to issue rights to purchase common stock when someone acquires 20% or more of the outstanding shares of our common stock. As a result of the plan, anyone wishing to take over the company would most likely be forced to negotiate a transaction with our Board and management in order not to trigger the pill. The need to negotiate with the Board or management could frustrate a proposed takeover particularly where the Board and management wish to remain entrenched. This would prevent our stockholders from participating in a takeover or tender offer, which might be of substantial value to them.

USE OF PROCEEDS

The Selling Stockholders will receive all of the proceeds from the resale of the Shares that may be sold using this prospectus. We will not receive any of the proceeds from the resale of the Shares. We will however receive the exercise price of any options exercised by the Selling Stockholders. Any such proceeds will be used for general corporate purposes.

SELLING STOCKHOLDERS

This prospectus relates to the Shares that are being registered for resale by the Selling Stockholders who have acquired or may acquire Shares pursuant to our 2003 Stock Option Plan and Senior Executive Stock Option Plan. The Selling Stockholders are as follows:

Stephen K. Carter, M.D.	Director
Frank T. Cary	Director
Alan Kessman	Director and Chief Executive Officer
Charles K. MacDonald	Director
William R. Miller	Director
Alan C. Sartorelli, Ph.D.	Director
Walter B. Wriston	Director
Howard B. Johnson	President and Chief Financial Officer

The table below sets forth certain information regarding the beneficial ownership of common stock of the Selling Stockholders as of April 1, 2004, and the number of the Shares being offered by this prospectus. The information contained in this table may be amended or supplemented from time to time.

Name of Seller	Number of shares beneficially owned prior to the offering (1)		Total number of shares covered by this prospectus	Number of shares issued upon exercise of options and underlying currently exercisable options covered by this prospectus	After all shares underlying currently exercisable options are resold under this prospectus
					Number of shares beneficially owned	% of common stock beneficially owned
Stephen K. Carter, M.D.	42,740	(3)	(2)	0	42,740	*
Frank T. Cary	145,458	(4)	(2)	0	145,458	*
Alan Kessman	1,350,074	(5)	(2)	980,000	370,074	*
Charles K. MacDonald	57,740	(6)	(2)	0	57,740	*
William R. Miller	324,117	(7)	(2)	0	324,117	*
Alan C. Sartorelli, Ph.D.	482,402	(8)	(2)	0	482,402	*
Walter B. Wriston	140,458	(9)	(2)	0	140,458	*
Howard B. Johnson	247,499	(10)	(2)	0	247,499	*

*	Less than one percent
(1)	The number of shares beneficially owned is determined under rules promulgated by the SEC and includes outstanding shares of common stock (including restricted common stock) and options for common stock that have vested or will vest within 60 days.
(2)	The number of Shares subject to options which may be issued under the plans to the Selling Stockholders (which, if issued upon exercise, will be eligible for resale pursuant to this prospectus) is subject to awards that may be made under the plans from time to time, and therefore, is not yet determinable.
(3)	Reflects 42,740 shares issuable upon exercise of options. 16,811 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. Director options fully vest on the first anniversary of the date of the grant.
(4)	Includes 82,740 shares issuable upon exercise of options. 16,207 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. Director options fully vest on the first anniversary of the date of the grant.
(5)	Includes 12,756 shares held by a family trust of which Mr. Kessman is a controlling member. Also includes 1,305,427 shares issuable upon exercise of options. 80,000 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. These options will vest 50% on December 10, 2004 and 100% on December 10, 2005.

(6)	Reflects 57,740 shares issuable upon exercise of options. 16,811 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. Director options fully vest on the first anniversary of the date of the grant.
(7)	Includes 134,711 shares issuable upon exercise of options. 27,242 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. Director options fully vest on the first anniversary of the date of the grant.
(8)	Includes 190,874 shares beneficially owned by Dr. Sartorelli's wife, as to which Dr. Sartorelli disclaims beneficial ownership. Also includes 82,197 shares issuable upon exercise of options. 16,811 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. Director options fully vest on the first anniversary of the date of the grant.
(9)	Includes 86,490 shares issuable upon exercise of options. 16,811 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. Director options fully vest on the first anniversary of the date of the grant.
(10)	Reflects 247,499 shares issuable upon exercise of options. 60,000 of such shares may be issued upon exercise of currently unexercisable options covered by this prospectus. These options will vest 33 1/3% on December 10, 2004, 66 2/3% on December 10, 2005 and 100% on December 10, 2006.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The amount of the Shares to be reoffered or resold pursuant to this prospectus by each Selling Stockholder and any other person with whom he is acting in concert for the purpose of selling our securities, may not exceed, during any three-month period, the amount specified in Rule 144(e) of the Securities Act.

We cannot assure you that any of the Selling Stockholders will offer for sale or sell any or all of the Shares covered by this Prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered by us from time to time under this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus (including the documents incorporated by reference in this prospectus) contains forward-looking statements (as that term is defined in the Private Securities Litigation Reform Act of 1995) and information about our financial condition, results of operations and business that are based on our current and future expectations. You can find many of these statements by looking for words such as 'estimate,' 'project,' 'believe,' 'anticipate,' 'intend,' 'expect' and similar expressions. These statements reflect our current views with respect to future events and are subject to risks and uncertainties, including those discussed under 'Risk Factors,' that could cause our actual results to differ materially from those contemplated in the forward-looking statements. We caution you that no forward-looking statement is a guarantee of future performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause our actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006.

The SEC allows us to 'incorporate by reference' the information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Because we are incorporating by reference our future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some or all of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the Selling Stockholders sell all of our common stock registered under this prospectus.

—	Our annual report on Form 10-K for the year ended December 31, 2003;

—	Our current reports on Form 8-K filed on January 15, 2004, January 20, 2004, February 6, 2004, February 11, 2004, March 5, 2004, March 8, 2004, March 11, 2004, March 15, 2004 (including Amendment No. 1 thereto on Form 8-K/A filed on March 18, 2004) and March 29, 2004;

—	The description of our common stock contained in Item 1 of our Registration Statement on Form 8-A dated July 31, 1995; and

—	The rights agreement dated as of October 26, 1998 as Exhibit 4.1 of our Current Report on Form 8-K filed on October 26, 1998.

The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at Vion Pharmaceuticals, Inc., 4 Science Park, New Haven, Connecticut 06511, Attention: Investor Relations, Telephone: (203) 498-4210.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.    Incorporation of Documents by Reference.

The following documents filed by Vion Pharmaceuticals, Inc. (the "Company" or the "Registrant") with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated by reference in this Registration Statement:

(a)    The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

(b)    The Company's Current Reports on Form 8-K filed on filed on January 15, 2004, January 20, 2004, February 6, 2004, February 11, 2004, March 5, 2004, March 8, 2004, March 11, 2004, March 15, 2004 (including Amendment No. 1 thereto on Form 8-K/A filed on March 18, 2004) and March 29, 2004.

(c)    The description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A filed on July 31, 1995.

(d)    The rights agreement dated as of October 26, 1998 as Exhibit 4.1 of our Current Report on Form 8-K filed on October 26, 1998.

All documents subsequently filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which (i) indicates that all securities offered under this Registration Statement have been sold or (ii) which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part of this Registration Statement from the date of filing of such documents.

ITEM 4.    Description of Securities.

Not applicable.

ITEM 5.    Interest of Named Experts and Counsel.

Not applicable.

ITEM 6.    Indemnification of Directors and Officers.

Under the General Corporation Law of the State of Delaware ("DGCL"), a corporation may include provisions in its certificate of incorporation that will relieve its directors of monetary liability for breaches of their fiduciary duty to the corporation, except under certain circumstances, including a breach of the director's duty of loyalty, acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of law, the approval of an improper payment of a dividend or an improper purchase by the corporation of stock or any transaction from which the director derived an improper personal benefit. The registrant's Restated Certificate of Incorporation, as amended, eliminates the personal liability of directors to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director with certain limited exceptions set forth in the DGCL.

Section 145 of the DGCL grants to corporations the power to indemnify each officer and director against liabilities and expenses incurred by reason of the fact that he or she is or was an officer or director of the corporation if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to 2 the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The registrant's Restated Certificate of Incorporation, as amended, and Bylaws provide for indemnification of each officer and director of the registrant to the fullest extent permitted by the DGCL. Section 145 of the DGCL also empowers corporations to purchase and maintain insurance on behalf of any person who is or was an officer or director of the corporation against liability asserted against or incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such officer or director against such liability under the provisions of Section 145. The registrant has purchased and maintains a directors' and officers' liability policy for such purposes.

ITEM 7.    Exemption from Registration Claimed.

All of the restricted securities issued by us to the Selling Stockholders who are reoffering and reselling such restricted securities pursuant to this registration statement were issued in reliance upon the exemption from registration under Section 4(2) and/or Regulation D of the Securities Act relating to sales by an issuer not involving any public offering. The restricted securities were issued as incentive compensation to a select group of employees of the Company, all of whom either received adequate information about the Company or had access, through employment or other relationships, to adequate information about the Company including, but not limited to our annual, quarterly and other reports and statements filed with the Securities and Exchange Commission pursuant to the Exchange Act. All of the recipients of such restricted securities have been informed that they are restricted securities and therefore cannot be resold except pursuant to a valid exemption from registration under the Securities Act or pursuant to an effective registration statement under the Securities Act. The issuances of such restricted securities were made without the use of an underwriter.

ITEM 8.    Exhibits.

Exhibit No.	Description
4.1	Vion Pharmaceuticals, Inc. 2003 Stock Option Plan.
4.2	Senior Executive Stock Option Plan (incorporated by reference; previously filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the quarter ended 3/31/1999).
5.1	Opinion of Fulbright & Jaworski L.L.P.
23.1	Consent of Counsel (contained in Exhibit 5.1).
23.2	Consent of Independent Auditors.
24.1	Power of Attorney (included in signature page).

ITEM 9.    Undertakings.

(a)    The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

Rule 424(b) if, in aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Haven, State of Connecticut, on the 30th day of April 2004.

VION PHARMACEUTICALS, INC.
By:	/s/ Howard B. Johnson
Howard B. Johnson President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan Kessman and Howard B. Johnson, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ William R. Miller	Chairman of the Board of Directors	April 30, 2004

William R. Miller

/s/ Alan Kessman	Chief Executive Officer (Principal Executive Officer)	April 30, 2004

Alan Kessman

/s/ Howard B. Johnson	President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 30, 2004

Howard B. Johnson

/s/ Frank T. Cary	Director	April 30, 2004

Frank T. Cary

/s/ Stephen K. Carter, M.D.	Director	April 30, 2004

Stephen K. Carter, M.D.

/s/ Charles K. MacDonald	Director	April 30, 2004

Charles K. MacDonald

Signature	Title	Date

/s/ Alan C. Sartorelli, Ph.D.	Director	April 30, 2004

Alan C. Sartorelli, Ph.D.

/s/ Walter B. Wriston	Director	April 30, 2004

Walter B. Wriston

INDEX TO EXHIBITS

Exhibit No.	Description
4.1	Vion Pharmaceuticals, Inc. 2003 Stock Option Plan.
4.2	Senior Executive Stock Option Plan (incorporated by reference; previously filed as an exhibit to the Company's Quarterly Report on Form 10-QSB for the quarter ended 3/31/1999).
5.1	Opinion of Fulbright & Jaworski L.L.P.
23.1	Consent of Counsel (contained in Exhibit 5.1).
23.2	Consent of Independent Auditors.
24.1	Power of Attorney (included in signature page).